Issuer Free Writing Prospectus dated August 14, 2012

to Preliminary Prospectus dated August 13, 2012

Registration Statement No. 333-175994

Filed Pursuant to Rule 433

VANTAGE DRILLING ANNOUNCES PRICING OF

CONVERTIBLE NOTES OFFERING

HOUSTON, TX - 8/14/2012 - Vantage Drilling Company (“Vantage” or the “Company”) (NYSE MKT: VTG) today announced that it has entered into an underwriting agreement with respect to an offering of $50 million aggregate principal amount of its 7.875% senior convertible notes due 2042 (the “Notes”). In addition, the Company has separately agreed to issue an additional $6.5 million aggregate principal amount of the notes to the Company’s affiliate, F3 Capital, in exchange for a like portion of an existing promissory note payable by the Company to F3 Capital. The Company expects to use the net proceeds from the cash portion of this offering to fund capital expenditures and working capital needs as well as for general corporate purposes. The Company will not receive any cash proceeds from the direct placement to F3 Capital. The Company expects to close the offerings on August 21, 2012, subject to customary closing conditions. The closing of the underwritten offering is not conditioned on the closing of the direct placement to F3 Capital.

The Notes will mature on September 1, 2042, unless earlier converted, repurchased or redeemed in accordance with the indenture governing the Notes. The Notes will bear interest at a rate of 7.875% per annum on the principal amount, payable semiannually in arrears on each March 1 and September 1, beginning on March 1, 2013.

The Notes will be convertible into our ordinary shares or a combination of cash and our ordinary shares, if any, at our election based upon an initial conversion rate of 476.1905 ordinary shares per $1,000 principal amount of notes (equivalent to an initial conversion price of $2.10 per ordinary share). In addition, for conversions by holders prior to September 1, 2017, converting holders will be entitled to a conversion make whole payment upon conversion.

The Notes will be subject to redemption by us at our option on or after September 1, 2015 and before September 1, 2017 if the volume weighted average price of our ordinary shares is greater than or equal to 125% of the applicable conversion price for at least 20 trading days during any 30 consecutive trading day period ending within five trading days prior to the notice of redemption. In addition, we may redeem the notes at any time on or after September 1, 2017. In each case, the redemption purchase price will be equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to the redemption date.

The notes will be subject to mandatory conversion at the applicable conversion rate at our option on or before September 1, 2015 if the volume weighted average price of our ordinary shares is greater than or equal to 150% of the applicable conversion price for at least 20 trading days during any 30 consecutive trading day period ending within five trading days prior to the notice of conversion. If we effect such a mandatory conversion, we will provide in addition to the consideration otherwise due upon conversion a conversion make whole payment.

The notes will be subject to repurchase by us at the option of holders on September 1, 2015 and on September 1, 2017 for cash at a price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest to the repurchase date. The notes will also be subject to purchase by us, in whole or in part, for cash at the option of holders upon the occurrence of specified termination of trading events at a purchase price equal to 100% of the principal amount of the notes being purchased, plus accrued and unpaid interest to the purchase date.

The Notes will be the Company’s senior unsecured obligations, and will rank equal in payment with the Company’s other senior unsecured debt but will be structurally subordinated to the debt of the Company’s subsidiaries as the Notes will not be guaranteed by any Company subsidiary.

Lazard Capital Markets LLC acted as the sole underwriter for the cash portion of the offering.

This press release does not constitute an offer to sell or solicitation of an offer to buy any security, nor will there be any sale of such security in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The Company has filed a registration statement (including Preliminary Prospectus Supplement dated August 13, 2012 and an accompanying Prospectus dated August 8, 2011) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the relevant Preliminary Prospectus Supplement, the accompanying Prospectus and the other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Lazard Capital Markets LLC, 30 Rockefeller Plaza, 60th Floor, New York, NY 10020, or via telephone at (800) 542-0970.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying Prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying Prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying Prospectus.

About Vantage

Vantage, a Cayman Islands exempted company, is an international offshore drilling company focused on operating a fleet of modern, high specification drilling units. Its principal business is to contract drilling units, related equipment and work crews, primarily on a dayrate basis to drill oil and natural gas wells for its customers. It also provides construction supervision services for, and will operate and manage, drilling units owned by others. Through its fleet of drilling units, Vantage is a provider of offshore contract drilling services to major, national and independent oil and natural gas companies, focused primarily on international markets. Its fleet of owned and managed drilling units is currently comprised of four jackup rigs in operation and three drillships, one of which is in operation, one of which is undergoing customer acceptance testing, and one of which is under construction. The Tungsten Explorer drillship, currently under construction, is expected to be delivered in the second quarter of 2013. Vantage is also overseeing the construction of one additional drillship for a third party.

Forward-Looking Statements

Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent Vantage’s expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of Vantage’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements, including, among other things, changing market conditions and Vantage’s ability to complete the offering.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by law, Vantage does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time and it is not possible for management to predict all such factors.